January 31, 2017

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jacqueline Kaufman

Re:  Dynegy Inc.

Application for Qualification of Indenture on Form T-3

Filed November 7, 2016
File No. 022-29032

Application for Qualification of Indenture on Form T-3

Filed November 22, 2016

File No. 022-29035

Dear Ms. Kaufman:

Dynegy Inc. (the “Company”) and each of the other applicants of the above-referenced Applications for Qualification of Indenture on Form T-3 hereby requests that the effectiveness of such Applications be accelerated to 8:00 a.m. EST on February 2, 2017, or as soon as practicable thereafter.

Each of the undersigned hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact Gary Kashar at (212) 819-8223 or Andrew Weisberg at (212) 819-8980 of White & Case LLP, counsel to the Company.

Sincerely,

DYNEGY INC.

By:	/s/ Clint C. Freeland
Name:	Clint C. Freeland
Title:	Executive Vice President and Chief Financial Officer

ILLINOIS POWER GENERATING COMPANY

BLACK MOUNTAIN COGEN, INC.

BLUE RIDGE GENERATION LLC

CASCO BAY ENERGY COMPANY, LLC

COFFEEN AND WESTERN RAILROAD COMPANY

DIGHTON POWER, LLC

DYNEGY ADMINISTRATIVE SERVICES COMPANY

DYNEGY COAL GENERATION, LLC

DYNEGY COAL HOLDCO, LLC

DYNEGY COAL INVESTMENTS HOLDINGS, LLC

DYNEGY COAL TRADING & TRANSPORTATION, L.L.C.

DYNEGY COMMERCIAL ASSET MANAGEMENT, LLC

DYNEGY CONESVILLE, LLC

DYNEGY DICKS CREEK, LLC

DYNEGY ENERGY SERVICES (EAST), LLC

DYNEGY ENERGY SERVICES, LLC

DYNEGY EQUIPMENT, LLC

DYNEGY FAYETTE II, LLC

DYNEGY GAS GENERATION, LLC

DYNEGY GAS HOLDCO, LLC

DYNEGY GAS IMPORTS, LLC

DYNEGY GAS INVESTMENTS HOLDINGS, LLC

DYNEGY GAS INVESTMENTS, LLC

DYNEGY GASCO HOLDINGS, LLC

DYNEGY GENERATION HOLDCO, LLC

DYNEGY GLOBAL LIQUIDS, INC.

DYNEGY HANGING ROCK II, LLC

DYNEGY KENDALL ENERGY, LLC

DYNEGY KILLEN, LLC

DYNEGY LEE II, LLC

DYNEGY MARKETING AND TRADE, LLC

DYNEGY MIAMI FORT, LLC

DYNEGY MIDWEST GENERATION, LLC

DYNEGY MORRO BAY, LLC

DYNEGY MOSS LANDING, LLC

DYNEGY OAKLAND, LLC

DYNEGY OPERATING COMPANY

DYNEGY POWER GENERATION INC.

DYNEGY POWER MARKETING, LLC

DYNEGY POWER, LLC

DYNEGY RESOURCE HOLDINGS, LLC

DYNEGY RESOURCE I, LLC

DYNEGY RESOURCE II, LLC

DYNEGY RESOURCE III, LLC

DYNEGY RESOURCES GENERATING HOLDCO, LLC

DYNEGY RESOURCES HOLDCO I, LLC

DYNEGY RESOURCES HOLDCO II, LLC

DYNEGY RESOURCES MANAGEMENT, LLC

DYNEGY SOUTH BAY, LLC

DYNEGY STUART, LLC

DYNEGY WASHINGTON II, LLC

DYNEGY ZIMMER, LLC

ELWOOD ENERGY HOLDINGS II, LLC

ELWOOD ENERGY HOLDINGS, LLC

ELWOOD EXPANSION HOLDINGS, LLC

EQUIPOWER RESOURCES CORP.

HAVANA DOCK ENTERPRISES, LLC

ILLINOVA CORPORATION

ILLINOIS POWER FUELS AND SERVICES COMPANY

ILLINOIS POWER MARKETING COMPANY

ILLINOIS POWER RESOURCES GENERATING, LLC

ILLINOIS POWER RESOURCES, LLC

IPH II, LLC

IPH, LLC

KINCAID ENERGY SERVICES COMPANY, LLC

KINCAID GENERATION, L.L.C.

KINCAID HOLDINGS, LLC

LAKE ROAD GENERATING COMPANY, LLC

LIBERTY ELECTRIC POWER, LLC

MASSPOWER

MASSPOWER HOLDCO, LLC

MASSPOWER PARTNERS I, LLC

MASSPOWER PARTNERS II, LLC

MILFORD POWER COMPANY, LLC

ONTELAUNEE POWER OPERATING COMPANY, LLC

RICHLAND GENERATION EXPANSION, LLC

RICHLAND-STRYKER GENERATION LLC

RSG POWER, LLC

SITHE ENERGIES, INC.

SITHE/INDEPENDENCE LLC

TOMCAT POWER, LLC

By:	/s/ Clint C. Freeland
Name:	Clint C. Freeland
Title:	Executive Vice President and Chief Financial Officer

cc: Catherine C. James, Executive Vice President, General Counsel and Chief Compliance Officer of Dynegy Inc.